SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

November 2008

Commission File Number: 000-50825

GPC BIOTECH AG

(Exact name of registrant as specified in its Charter)

Fraunhoferstrasse 20

D-82152 Martinsried/Munich, Germany

Tel: 011 49 89 8565 2600

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

    Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INDEX

Exhibit 99.1	Interim management report and interim condensed consolidated financial statements for the Third Quarter of 2008 issued by GPC Biotech AG (IFRS)

EXHIBIT 99.1

GPC Biotech AG:

Interim Report

January- September 2008

CONTENTS

Interim management report

Interim condensed consolidated financial statements

Interim management report

Business performance

Year-to-date performance

Revenues decreased 23% to € 12.3 million for the nine months ended September 30, 2008, compared to € 15.9 million for the same period in 2007. The decrease in revenues is due to decreased payments from Celgene Corporation under the co-development and license agreement for satraplatin which was partially offset by the recognition of € 9.1 million of unamortized fees recognized during the quarter ended September 30, 2008, when the obligations under that agreement were terminated.

Under the termination agreement, Celgene made a one-time payment to GPC Biotech, which was received in October 2008, of approximately € 0.9 million related to Celgene’s portion of the remaining estimated development plan costs for satraplatin that were not covered by the original Celgene’s prepayments for such costs. In the third quarter of 2008, GPC Biotech recognized as revenue, € 9.1 million including the unamortized portion of the original upfront license fees of € 7.2 million and € 1.9 million of aggregate prepayments for R&D expenses under the co-development and license agreement dated December 19, 2005, and the termination agreement.

Research and development (R&D) expenses decreased 67% to € 13.4 million for the first nine months of 2008 compared to € 40.9 million for the same period in 2007. The decrease in R&D expenses is primarily due to staff reductions as a result of the restructuring plans implemented in 2007 and the first quarter of 2008, as well as a decrease in clinical trial costs.

In the first nine months of 2008, administrative expenses decreased 69% to € 10.3 million compared to € 33.3 million for the same period in 2007. The decrease in administrative expenses is primarily due to staff reductions and other associated activities as a result of the restructuring plans implemented in 2007 and the first quarter of 2008. In addition, in the first nine months of 2007, the Company incurred costs in connection with the building of a commercial infrastructure and also incurred legal fees due to the Spectrum Pharmaceuticals arbitration proceedings. The Company did not incur such costs in the first nine months of 2008.

Net loss for the first nine months of 2008 improved 79% to € (12.2) million compared to € (59.4) million for the first nine months of 2007. Basic and diluted loss per share was € (0.33) for the first nine months of 2008 compared to € (1.65) for the same period in 2007.

Quarterly performance

Revenues for the three months ended September 30, 2008 improved 6% to € 9.3 million compared to € 8.8 million for the same period in 2007. R&D expenses decreased 77% for the third quarter of 2008 to € 3.1 million compared to € 13.7 million for the same period in 2007. Administrative expenses for the third quarter of 2008 decreased 76% to € 2.9 million compared to € 12.3 million for the same quarter in 2007. Net income (loss) for the third quarter of 2008 was € 3.5 million compared to € (20.0) million for the third quarter of 2007. Basic and diluted earnings (loss) per share was € 0.10 and € (0.55) for the third quarter of 2008 and 2007, respectively.

Financial position

As of September 30, 2008, cash, cash equivalents, and available-for-sale investments totaled € 39.8 million (December 31, 2007: € 65.2 million), including € 1.5 million in restricted cash. Net cash burn for the nine months of 2008 was € 24.8 million, with net cash burn of € 10.6 million in the first quarter, € 8.1 million in the second quarter and € 6.1 in the third quarter of 2008. Net cash burn is derived by adding net cash used in operating activities and purchases of property, equipment and licenses. The figures used to calculate net cash burn are contained in the Company’s interim consolidated cash flow statement for the respective periods.

Research and development

GPC Biotech currently has three anti-cancer programs in research and development.

Satraplatin, an oral platinum compound

In the fall of 2007, GPC Biotech reported that the Phase 3 trial in second-line hormone-refractory prostate cancer (HRPC), the SPARC trial, did not achieve the overall survival endpoint, although data presented previously did show a statistically significant improvement in the progression-free survival endpoint. Several clinical trials evaluating satraplatin in combination with various anti-cancer treatments are ongoing or have been completed.

In late July 2008, Celgene withdrew the Marketing Authorization Application (MAA) for satraplatin plus prednisone for the treatment of hormone-refractory prostate cancer patients whose prior chemotherapy has failed. Celgene’s decision was based on a list of outstanding issues received following review by the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA) of the filing, which indicated that the opinion of the Committee was that the application was currently not approvable based on the information provided.

Following the withdrawal of the MAA in August 2008, GPC Biotech received notice from Celgene of its decision to terminate its co-development and license agreement with GPC Biotech for satraplatin. The termination agreement was signed at the end of September 2008. All rights to Celgene’s territories have been returned to GPC Biotech.

Yakult Honsha Co., Ltd (“Yakult”) is the Company’s partner for the development and commercialization of satraplatin in Japan. GPC Biotech is talking further with Yakult as the Company evaluates the future development of satraplatin.

Two kinase inhibitor compounds in pre-clinical development

Pre-clinical work for the most advanced of the Company’s kinase inhibitors, RGB-286638 (638), has been completed, and the Company expects to begin Phase 1 clinical testing during 2008. Testing in cancer cells has shown that RGB-286638 leads to cell cycle inhibition and induces apoptosis (programmed cell death), key elements in stopping the spread of cancer cells. Data in animal tumor models show that use of 638 results in tumor regression and increases survival time. The first Phase 1 trial with 638 is expected to be initiated in solid tumors in Europe in 2008. A second Phase 1 trial in hematological tumors is being planned in the U.S.

A second drug candidate, RGB-344064, is undergoing the necessary pre-clinical testing to move this compound into the clinic. Based on pre-clinical testing, this compound is expected to be orally administered.

The Company is also actively pursuing potential merger and acquisition (M&A) transactions, to fill its oncology development pipeline.

Restructuring

In February 2008, the Company announced a corporate restructuring to sharpen its focus on oncology clinical development and to further reduce costs. The restructuring was mainly focused on the Company’s early-stage research activities in Munich and resulted in a reduction in the total workforce of approximately 38% or 38 employees. The Company has recognized a restructuring charge of € 2.1 million through the nine months ended September 30, 2008, relating to this activity. These charges primarily consist of employee severance and termination benefits and are included in both research and development and administrative expenses. The Company does not expect to incur any additional material charges relating to the February 2008 restructuring plan. In addition, the Company has recorded a change in estimate reducing its 2007 and 2008 restructuring accruals by € 247,000 due to employee terminations that occurred earlier than initially determined.

Also, in February 2008, Elmar Maier, Ph.D., Chief Operating Officer/Martinsried and Senior Vice President, Business Development, and Sebastian Meier-Ewert, Ph.D., Senior Vice President and Chief Scientific Officer retired from their positions on the Management Board of the Company by mutual consent to allow for an appropriate resizing of the Management Board, given the reduced size of the Company. Both Dr. Maier and Dr. Meier-Ewert remain dedicated to the Company as advisors. The restructuring charge of € 2.1 million mentioned above includes the severance for these former Management Board members, which was paid in April 2008.

Shareholder litigation

In July 2007, the Company and certain of its current and former officers were sued in the United States District Court for the Southern District of New York in three separate securities fraud class action lawsuits on behalf of all persons who purchased the securities of GPC Biotech between December 5, 2005 and July 24, 2007, inclusive. The suits have since been consolidated and a lead plaintiff has been appointed. The lead plaintiff’s consolidated complaint was filed on March 12, 2008. The consolidated complaint alleges that GPC Biotech violated U.S. federal securities laws by making misleading public statements relating to the prospects of its most advanced product candidate, satraplatin, and thereby artificially inflating the price of GPC Biotech securities. The consolidated complaint also names Bernd R. Seizinger (CEO) and three former members of the Company’s Management Board, Mirko Scherer, Elmar Maier, and Sebastian Meier-Ewert, as defendants. The Company filed a motion to dismiss the consolidated complaint on May 14, 2008 and the plaintiff filed an opposition to said motion on June 30, 2008. The Company filed a reply to the opposition on August 8, 2008.

The plaintiffs seek monetary damages in an unspecified amount. GPC Biotech believes the allegations to be without merit and intends to vigorously defend the Company. GPC Biotech cannot predict the outcome of the suit and is not currently able to estimate the possible cost to the Company from this suit.

Risks and opportunities

The Company’s activities, especially in the area of drug development, expose it to many risks that are inherent to the industry and stage of the Company’s products and operations. GPC Biotech’s business opportunities and risk management help the Company to identify such risks in advance, analyze them, and plan for the Company’s success. Information on the Company’s opportunities and risk management system and the risk position of the Company can be found in the Consolidated Financial Statements (IFRS) and Group Management Report for the year ended December 31, 2007 (2007 Annual Report).

With Celgene’s withdrawal of the MAA for satraplatin in Europe and termination of its collaboration and license agreement with GPC Biotech, the Company’s medium to long-term success depends largely on its ability to expand its pipeline through M&A activities or other major transactions that allow the Company to acquire promising product candidates. If GPC Biotech is unable to enter into a transaction within the next 12 months or execute a transaction thereafter, the Company’s ability to raise additional funds beyond its existing cash based on the programs currently in its pipeline will likely be extremely limited.

The Company cannot accurately predict when or whether it will successfully complete the development of its product candidates or the ultimate product development costs.

Outlook

This section contains forward-looking statements which express the current beliefs and expectations of the management of GPC Biotech. Such statements are subject to risks and uncertainties. Actual results could differ materially, depending on a number of factors, including the Company’s ability to successfully complete a transaction or transactions to expand its product pipeline, the timing and effects of regulatory actions, the results of clinical trials, the Company’s relative success in developing and gaining market acceptance for any new products, and the effectiveness of patent protection.

This section should be read in conjunction with the outlook presented in the Company’s Annual Report for the year ended December 31, 2007.

The Company is highly focused on pursuing potential merger and acquisition (M&A) transactions to fill its oncology development pipeline. The timing and structure of such transactions cannot be determined, and there can be no guarantee that any transactions will be completed in a timely manner, if at all. The following outlook does not take into account such potential transactions, which would likely have a significant impact on the Company’s financials.

Financials

The Company updated its guidance for the full year 2008 as follows:

Revenues: Revenues for 2008 are expected to be between € 12.5 million and € 13 million, an increase from the guidance provided in August of € 5-7 million. This increase is due to the recognition in the third quarter of deferred revenue in the amount of € 9.1 million related to the terminated co-development and license agreement with Celgene.

Expenses: The Company tightened its guidance for total expenses for 2008, which are expected to be between € 30 million and € 35 million. The Company previously indicated that expenses for 2008 were expected to be below € 35 million.

Cash Burn: The Company confirmed that current cash reserves are expected to be sufficient to fund currently planned business operations until approximately the end of 2010. The cash burn for 2008 will include severance and other payments related to the 2007 and 2008 corporate restructurings, the majority of which costs were incurred in the first half of 2008.

Key activities

The pursuit of potential M&A transactions is the top priority for the Company as such activities would enable GPC Biotech to broaden its development pipeline. In addition, GPC Biotech is talking further with Yakult, its partner for the development and commercialization of satraplatin for Japan, as the Company evaluates the future development of satraplatin. The kinase inhibitor, RGB-286638, is expected to enter Phase 1 clinical testing during 2008. The Company is working to move another kinase inhibitor product candidate, RGB-344064, through pre-clinical testing.

GPC Biotech AG

Interim consolidated statement of operations

	Three months ended September 30		Nine months ended September 30
	2008 (unaudited)	2007 (unaudited)	2008 (unaudited)	2007 (unaudited)
	€000	€000	€000	€000
Revenue	9,336	8,848	12,341	15,930

Research and development expenses	(3,128)	(13,730)	(13,410)	(40,899)
Administrative expenses	(2,913)	(12,270)	(10,301)	(33,330)
Amortization of intangible assets	(50)	(73)	(164)	(372)
Impairment of intangible assets	—	(2,929)	(2,306)	(2,929)
Other (expenses) income, net	(92)	(614)	363	(512)
Finance income	407	785	1,486	2,862
Finance costs	(35)	(60)	(251)	(194)

Net income (loss) for the period	3,525	(20,043)	(12,242)	(59,444)
Income taxes	—	—	—	—

Net income (loss) for the period	3,525	(20,043)	(12,242)	(59,444)

Basic and diluted earnings (loss) per share	€0.10	€(0.55)	€(0.33)	€(1.65)

Average number of shares used in computing basic and diluted loss per share	36,836,853	36,375,359	36,836,853	35,978,772

See accompanying notes to unaudited interim condensed consolidated financial statements

GPC Biotech AG

Interim consolidated balance sheet

	September 30,	December 31,
	2008 (unaudited)	2007
	€000	€000
Assets
Non-current assets
Property and equipment	462	2,401
Intangible assets	3,638	6,105
Other financial assets	639	1,038

Total non-current assets	4,739	9,544

Current assets
Trade receivables	955	984
Prepayments	645	874
Other current assets	2,199	3,498
Available-for-sale investments	125	14,077
Cash and cash equivalents	38,149	49,681

Total current assets	42,073	69,114

Total Assets	46,812	78,658

Equity and Liabilities
Equity attributable to the Company’s equity holders
Issued capital	36,837	36,837
Share premium	369,287	369,267
Other reserves	(4,241)	(4,320)
Retained loss	(369,907)	(357,665)

Total equity	31,976	44,119

Non-current liabilities
Convertible bonds	1,674	2,824
Deferred revenue, net of current portion	7,380	13,989

Total non-current liabilities	9,054	16,813

Current liabilities
Trade payables	421	2,826
Accruals and other current liabilities	5,318	10,568
Deferred revenue, current portion	43	4,332

Total current liabilities	5,782	17,726

Total liabilities	14,834	34,539

Total equity and liabilities	46,812	78,658

See accompanying notes to unaudited interim condensed consolidated financial statements

GPC Biotech AG

Interim consolidated cash flow statement

	Nine months ended September 30
	2008 (unaudited)	2007 (unaudited)
	€000	€000
Cash flows from operating activities
Net loss for the period	(12,242)	(59,444)
Adjustments for:
Depreciation	587	1,112
Amortization	163	372
Loss (adjustment to loss) accrual on sublease contract and Contract termination fee	110	(381)
Expense (reversal) of compensation costs for share-based payments	(13)	3,159
Amortization of premium of marketable securities	19	159
Impairment of short-term investments	277	—
Impairment of property, equipment and intangible assets	2,322	2,929
Accrued investment income from available-for-sale investments	—	(405)
Finance income	(1,486)	(2,862)
Finance costs	251	932
Loss (gain) from the sale of property and equipment	12	(17)

	(10,000)	(54,446)
Decrease in other assets, non-current and current	2,334	1,623
Decrease (increase) in trade receivables	167	(2,591)
(Decrease) in trade payables	(2,373)	(910)
(Decrease) increase in deferred revenues	(10,898)	2,287
(Decrease) increase in accruals and other liabilities	(5,175)	217

Cash used in operating activities	(25,945)	(53,820)

Interest received	1,142	1,085
Interest paid	(1)	—

Net cash used in operating activities	(24,804)	(52,735)

Cash flows from investing activities
Purchase of property and equipment and intangible assets	(22)	(5,873)
Proceeds from sale of property and equipment and intangible assets	1,205	45
Proceeds from sale of available-for-sale investments	13,830	11,000

Net cash provided by investing activities	15,013	5,172

Cash flows from financing activities
Proceeds from issue of share capital, net of payments for transaction costs	—	32,633
Proceeds from subscribed shares and exercise of share options and convertible bonds	—	7,234
Proceeds from issue of convertible bonds	—	1,006
Repayment of convertible bonds	(1,455)	(24)

Net cash (used in) provided by financing activities	(1,455)	40,849

Effect of exchange rate changes on cash and cash equivalents	(254)	(2,229)
Changes in restricted cash	(32)	(52)

Net decrease in cash and cash equivalents	(11,532)	(8,995)
Cash and cash equivalents at beginning of period	49,681	38,336

Cash and cash equivalent at end of period	38,149	29,341

See accompanying notes to unaudited interim condensed consolidated financial statements

GPC Biotech AG

Interim consolidated statement of changes in shareholders’

equity

	Shares	Issued capital	Share premium	Subscribed shares	Other reserves	Retained loss	Total equity
in € 000, excluding number of shares
Balance at January 1, 2007	33,895,444	33,895	328,103	334	(1,222)	(284,070)	77,040

Changes in equity for the nine-month period
Net loss on available-for-sale investments					(129)		(129)
Exchange differences on translating foreign operations					(1,851)		(1,851)

Net loss recognized directly in equity							(1,980)
Net loss for the period						(59,444)	(59,444)

Total recognized income and expense for the period							(61,424)
Issue of share capital - equity offering	1,564,587	1,565	32,074				33,639
Transaction cost			(1,006)				(1,006)
Exercise of share options and convertible bonds	1,204,942	1,205	5,333	1,136			7,674
Compensation cost from share-based payment			3,235				3,235
Equity component convertible bonds					190		190

Balance at September 30, 2007 (unaudited)	36,664,973	36,665	367,739	1,470	(3,012)	(343,514)	59,348

Balance at January 1, 2008	36,836,853	36,837	369,267	—	(4,320)	(357,665)	44,119

Changes in equity for the nine-month period
Net loss on available-for-sale Investments and impairment					174		174
Exchange differences on translating foreign operations					(95)		(95)

Net loss recognized directly in equity							79
Net loss for the period						(12,242)	(12,242)

Total recognized income and expense for the period							(12,163)
Compensation cost from share-based payment			20				20

Balance at September 30, 2008 (unaudited)	36,836,853	36,837	369,287	—	(4,241)	(369,907)	31,976

See accompanying notes to unaudited interim condensed consolidated financial statements

GPC Biotech AG

Notes to the unaudited interim condensed consolidated financial statements

1. Basis of Presentation and Accounting Policies

Basis of presentation

The accompanying interim condensed consolidated financial statements of GPC Biotech AG (“the Company”) for the nine months ended September 30, 2008 have been prepared in accordance with IAS 34, Interim Financial Reporting, (“IAS 34”). The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2007.

Accounting policies

The accounting policies adopted and valuation methods applied in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2007.

The Company also prepares interim condensed consolidated financial statements in accordance with the accounting principles generally accepted in the United States (“U.S. GAAP”), applicable to interim financial reporting, specifically Accounting Principles Board Opinion No. 28, Interim Financial Reporting, (“APB 28”). Such interim condensed consolidated financial statements prepared in accordance with U.S. GAAP applicable to interim financial reporting differ in certain aspects from these interim condensed consolidated financial statements prepared in accordance with IAS 34.

2. Business Developments

In July, 2008, Celgene Corporation withdrew the Marketing Authorization Application MAA for satraplatin plus prednisone for the treatment of hormone-refractory prostate cancer patients whose prior chemotherapy has failed. Following the withdrawal of the MAA, in September 2008 Celgene terminated its co-development and license agreement with GPC Biotech for satraplatin in Europe, Turkey, the Middle East, Australia and New Zealand. All rights to these territories were returned to GPC Biotech.

Included in the termination agreement was a one-time termination payment of approximately € 0.9 million representing Celgene’s 35% portion of the remaining estimated development plan costs for satraplatin not covered by the original prepayment. The payment was received in October 2008. Under the termination agreement, all of GPC Biotech’s existing and future obligations relating to Celgene were extinguished. In accordance with IAS 18 Revenue, GPC Biotech recognized as revenue € 9.1 million including the unamortized portion of the original upfront license fees of € 7.2 million and € 1.9 million of the aggregate prepayments for R&D expenses under the co-development and license agreement dated December 19, 2005 and the termination agreement.

At this time, GPC Biotech is completing ongoing satraplatin related clinical trials and is talking further with Yakult Honsha Co. Ltd. (“Yakult”), its partner for the development and commercialization of satraplatin for Japan, in evaluating the future development of satraplatin.

3. Restructuring Activities

In February 2008, the Company announced a corporate restructuring to sharpen its focus on oncology clinical development and to further reduce costs. The restructuring was mainly focused on the Company’s early-stage research activities in Munich and resulted in a reduction in the total workforce of approximately 38% or 38 employees. The Company has recognized a restructuring charge of € 2.1 million through the nine months ended September 30, 2008, relating to this activity. These charges primarily consisted of employee severance and termination benefits and were included in both research and development and administrative expenses. The Company does not expect to incur any additional material charges relating to the February 2008 restructuring plan. In addition, the Company has recorded change in estimate reducing its 2007 and 2008 restructuring accruals by € 247,000 due to employee terminations that occurred earlier than initially determined.

Also in February 2008, Elmar Maier, Ph.D., Chief Operating Officer/Martinsried and Senior Vice President, Business Development, and Sebastian Meier-Ewert, Ph.D., Senior Vice President and Chief Scientific Officer retired from their positions on the Management Board of the Company by mutual consent, to allow for an appropriate resizing of the Management Board, given the reduced size of the Company. Both Dr. Maier and Dr. Meier-Ewert remain dedicated to the Company as advisors. The restructuring charge of € 2.1 million mentioned above includes the severance for these former Management Board members, which was paid in April 2008.

A summary of the significant components of the restructuring liability at September 30, 2008, are as follows (in thousand €):

	Employee Termination Benefits	Lease Termination Costs	Total
January 1, 2008 Balance	2,327	2,338	4,665

Amortization of Lease Loss	—	(264)	(264)
Restructuring Charges	1,993	110	2,103
Restructuring Payments	(3,664)	(1,801)	(5,465)
Adjustments/Changes in estimates	(247)	—	(247)
Exchange Differences	89	(96)	(7)

September 30, 2008 Balance	498	287	785

A restructuring liability of € 0.8 million and € 4.7 million as of September 30, 2008 and December 31, 2007, respectively, is included in accruals and other current liabilities in the accompanying condensed consolidated balance sheets.

4. Contingencies

From time to time, the Company may be party to certain legal proceedings and claims which arise during the ordinary course of business. Legal proceedings are subject to various uncertainties and the outcomes are difficult to predict. GPC Biotech may incur significant expense in defending these and future lawsuits. In the opinion of management, the ultimate outcome of these matters will not have material adverse effects on the Company’s financial position, results of operations or cash flows. In accordance with International Accounting Standard No. 37, Provisions, Contingent Liabilities and Contingent Assets, (“IAS 37”), the Company makes a provision for a liability when it is probable that a liability has been incurred and when the amount of the loss is reasonably estimable.

Shareholder litigation

In July 2007, the Company and certain of its current and former officers were sued in the United States District Court for the Southern District of New York in three separate securities fraud class action lawsuits on behalf of all persons who purchased the securities of GPC Biotech between December 5, 2005 and July 24, 2007, inclusive. The suits have since been consolidated and a lead plaintiff has been appointed. The lead plaintiff’s consolidated complaint was filed on March 12, 2008. The consolidated complaint alleges that GPC Biotech violated U.S. federal securities laws by making misleading public statements relating to the prospects of its most advanced product candidate, satraplatin, and thereby artificially inflating the price of GPC Biotech securities. The consolidated complaint also names Bernd R. Seizinger (CEO) and three former members of the Company’s Management Board, Mirko Scherer, Elmar Maier, and Sebastian Meier-Ewert, as defendants. The Company filed a motion to dismiss the consolidated complaint on May 14, 2008 and the plaintiff filed an opposition to said motion on June 30, 2008. The Company filed a reply to the opposition on August 8, 2008.

The plaintiffs seek monetary damages in an unspecified amount. GPC Biotech believes the allegations to be without merit and intends to vigorously defend the Company. GPC Biotech cannot predict the outcome of the suit and is not currently able to estimate the possible cost to the Company from this suit.

Retention plan

In 2008, the Company introduced a retention plan to retain key employees. This retention plan consists of a cash bonus of approximately € 405,000 to certain employees who continue to be employed through March 2009, which is payable in the first quarter of 2009 and is being recognized ratably over the future service period; and 906,000 stock options based on existing stock option plans, which are being accounted for in accordance with IFRS 2.

5. Shareholders’ Equity

As of September 30, 2008, GPC Biotech had conditional capital to potentially issue additional shares of the Company in the amount of € 17.4 million, with € 3.2 million thereof accounting for conditional capital available pursuant to Section 192(2)(3) of the German Stock Corporation Act (AktG). In addition, GPC Biotech had authorized capital to potentially issue additional shares of the Company in the amount of € 16.2 million. As of September 30, 2007, conditional and authorized capital amounted to € 17.4 million and € 16.2 million, respectively.

No stock options or convertible bonds were exercised or converted for the nine months ended September 30, 2008.

6. Additional Disclosures

Convertible bonds

Convertible bonds for the nine months ended September 30, 2008, decreased 33.3% to € 2.0 million compared to € 3.0 million as of December 31, 2007. The decrease in convertible bonds is primarily due to the Company’s repayment of convertible bonds as a result of the restructuring plans implemented in 2007 and the first quarter of 2008; as described in detail in Note 6 of the consolidated financial statements as of

December 31, 2007 and Note 3 above. As of September 30, 2008 and December 31, 2007, approximately € 0.3 million of convertible bonds are in other current liabilities due to planned repayment of these bonds.

Revenue

Revenues decreased 23% to € 12.3 million for the nine months ended September 30, 2008, compared to € 15.9 million for the same period in 2007. The decrease in revenues is due to decreased payments from Celgene under the co-development and license agreement for satraplatin and was partially offset by the recognition of € 9.1 million of unamortized fees recognized during the quarter ended September 30, 2008 when the obligations under that agreement were terminated (see Note 2).

Research and development expenses

Research and development (R&D) expenses for the nine months ended September 30, 2008, decreased 67% to € 13.4 million compared to € 40.9 million for the same period in 2007. The decrease in R&D expenses is primarily due to staff reductions as a result of the restructuring plans implemented in 2007 and the first quarter of 2008, as well as a decrease in clinical trial costs due to reduced clinical trial volumes. Restructuring plans are described in detail in Note 6 of the consolidated financial statements as of December 31, 2007 and Note 3 above.

Administrative expenses

Administrative expenses for the nine months ended September 30, 2008, decreased 69% to € 10.3 million compared to € 33.3 million for the same period in 2007. The decrease in administrative expenses is primarily due to staff reductions and other associated activities as a result of the restructuring plans implemented in 2007 and the first quarter of 2008. In addition, in the first nine months of 2007, the Company incurred costs in connection with the building of a commercial infrastructure and also incurred legal fees due to the arbitration proceedings. The Company did not incur such costs in the first nine months of 2008. Restructuring plans are described in detail in Note 6 of the consolidated financial statements as of December 31, 2007 and Note 3 above.

Share-based compensation

For the nine months ended September 30, 2008 and 2007, the Company recorded a credit to share-based compensation cost of less than € (0.1) million and incurred € 3.2 million in costs, respectively. The 2008 credit is the result of the termination of employees with stock options and convertible bonds. These employees were terminated in connection with the restructuring plans implemented during 2007 and the first quarter of 2008. Upon termination, compensation expense for awards for which the expected vesting period has not been completed is reversed.

Product candidate licensing activities

As discussed in Note 8 of the consolidated financial statements as of December 31, 2007, in June 2007, the Company entered into a license agreement with Yakult for the development and commercialization of satraplatin in Japan. The upfront license payment of € 7.4 million was included in deferred revenue, non-current, as of September 30, 2008 and December 31, 2007, as the Company has not been able to estimate the period of substantial involvement as of these balance sheet dates. The Company will continue to defer the revenue until the timing of the satraplatin development plan, which approximates the period of substantial involvement, can be reliably determined.

Impairment of intangible assets

In 2007, the Company capitalized milestone payments of € 2.3 million paid upon filing of the first satraplatin MAA with the EMEA. Due to the subsequent withdrawal of the MAA, the Company de-recognized the capitalized milestone associated with the MAA acceptance and recorded an impairment loss of € 2.3 million for the nine months ended September 30, 2008. See Note 2 for further details.

Impairment of short term investments

During the quarter ended June 30, 2008, a loss was recognized in the statement of operations for available-for-sale marketable equity securities that were deemed to be impaired at June 30, 2008. Accordingly, during a second quarter of 2008, an accumulated loss in the amount of approximately € 277,000 was reclassified out of other reserves into other income (expense), net, on the statement of operations.

Disposal of property and equipment

During the first nine months of 2008, the Company sold some of its assets (mainly laboratory equipment and office furniture), the majority of which had been impaired in 2007, and related to the Munich facilities. These assets had a historical cost of approximately € 3.0 million and a net book value of approximately € 1.4 million. The Company has recorded a loss of approximately € 12,000 relating to the sale of these assets.

7. Disclosures Required by the Frankfurt Stock Exchange

Number of employees

As of September 30, 2008 and 2007, the number of employees totalled 68 and 248, respectively.

Shareholdings of management

As of September 30, 2008, the members of the Management Board and the Supervisory Board held shares, stock options, convertible bonds and stock appreciation rights in the amounts set forth in the table below:

	Number of Shares	Number of Stock Options	Number of Convertible Bonds	Number of Stock Appreciation Rights
Management Board
Bernd R. Seizinger, M.D., Ph.D. (Chairman)	111,499	789,000	1,413,501	—
Torsten Hombeck, Ph. D.	—	172,700	45,000	—

Supervisory Board
Jürgen Drews, M.D. (Chairman)	26,900	10,000	—	80,000
Michael Lytton (Vice Chairman)	7,500	10,000	—	60,000
Metin Colpan, Ph.D.	19,400	10,000	—	45,000
James Frates	1,000	—	—	60,000
Peter Preuss	87,500	—	—	50,000
Donald Soltysiak	—	—	—	10,000

Responsibility Statement

To the best of management’s knowledge and in accordance with the applicable reporting principles for interim financial reporting, the interim condensed consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit of the Company, and the interim management report of the Company includes a fair review of the development and performance of the business and the position of the Company, together with a description of the principal opportunities and risks associated with the expected development of the Company for the remaining months of the financial year.

Martinsried,

November 14, 2008

/s/ Dr. Bernd Seizinger	/s/ Dr. Torsten Hombeck
Dr. Bernd Seizinger	Dr. Torsten Hombeck

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 18, 2008

GPC BIOTECH AG

By:	/s/ Bernd Seizinger
Name:	Bernd Seizinger, M.D., Ph.D.
Title:	CEO

By:	/s/ Torsten Hombeck
Name:	Torsten Hombeck, Ph.D.
Title:	Senior Vice President and CFO